

REDCORP

May 9, 2007

SUPPL

07023673

News release 07-16

Update on Permitting and Environmental Certificate Amendment Process

REDCORP VENTURES LTD. (RDV-TSX) and Redfern Resources Ltd. ("Redfern"), its wholly-owned subsidiary, (together the "Company"), are pleased to provide an update on the amendment process involving the existing Environmental Assessment Certificate for the development of the Tulsequah Chief copper-lead-zinc-silver-gold mine in northwest British Columbia.

The British Columbia Environmental Assessment Office held its first Project Committee meeting on May 1, 2007 to review Redfern's request for an amendment to its Project Approval Certificate M02-01 for consideration of barging on the Taku River as the preferred access route rather than the currently permitted Atlin road route.

As the process moves forward, the next step will be the circulation of a Terms of Reference document which defines the scope of work necessary to complete Volume II of the Project Description. The Terms of Reference will contain socio-economic and environmental information pertinent to the assessment of the barging option and work on this document has already commenced. Completion of Volume II of the Project Description is anticipated in early July and is an important milestone for regulatory review on both sides of the Canada/US border.

Following the Project Committee Meeting in Vancouver, the Company held a meeting in Juneau, Alaska on May 3, 2007 with regulatory agencies of the United States, the State of Alaska and the British Columbia Environmental Assessment Office. The purpose of the meeting was to present information and answer preliminary questions for these agencies about the proposed barging option. The meeting concluded with the Company's understanding that two state permits but no obvious federal US permits would be required.

In addition to the regulatory meeting in Alaska, Redfern individually met with specific stakeholder groups such as commercial fishers, non-governmental organizations, tourism operators and recreational home owners prior to holding a general public informational meeting on the evening of May 3, 2007. In general, the public information meeting was well received by community members and stakeholders in the region.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

_____

Terence Chandler
President and CEO

REDCORP VENTURES LTD.

Suite 800, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775



REDC⊕RP

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the *Securities Act* (Ontario) and the *Securities Act* (Alberta) . Forward-looking information includes disclosure regarding possible or anticipated events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action and includes future oriented financial information with respect to prospective results of operations or financial position that is presented either as a forecast or a projection. Forward looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend"; statements that an event or result is "due" on or "may", "will", "should", "could", or might" occur or be achieved; and, other similar expressions.

More specifically, forward looking information contained herein includes, without limitation, statements concerning the Company's plans at its Tulsequah Project (inclusive of the Big Bull Project), the net present value of the Tulsequah Project, the timing and amount of estimated future production and mine life, expected future prices of gold, silver, copper, lead and zinc, metallurgical response and net smelter return valuations, mineral reserve and mineral resource estimates, estimated capital and operating costs of the project, estimated capital pay back period, timing of development and permitting time lines; all of which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Forward-looking information contained herein is based on material factors and assumptions and is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from a conclusion, forecast or projection in the forward-looking information. These include, without limitation, material factors and assumptions relating to, and risks and uncertainties associated with, the availability of financing for activities when required and on acceptable terms, the accuracy of the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the consistency of future exploration, development or mining results with the Company's expectations, metal price fluctuations, the achievement and maintenance of planned production rates, the accuracy of component costs of capital and operating cost estimates, current and future environmental and regulatory requirements, favourable governmental relations, the availability of permits and the timeliness of the permitting process, the availability of shipping services, the availability of specialized vehicles and similar equipment, costs of remediation and mitigation, maintenance of title to the Company's mineral properties, industrial accidents, equipment breakdowns, contractor's costs, remote site transportation costs, materials costs for remediation, labour disputes, the potential for delays in exploration or development activities, timely completion of future NP 43-101 compliant reports, timely completion of future feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, continuing global demand for base metals, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form, dated March 28, 2006, and in each subsequent Management's Discussion and Analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from any conclusions, forecasts or projections described in the forward-looking information. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Suite 800, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

END